Exhibit 10.16

AMENDED AND RESTATED EXCLUSIVE LICENSE AGREEMENT

This AMENDED AND RESTATED EXCLUSIVE LICENSING AGREEMENT (“Agreement”) is entered into effective as of February 5, 2003, between Natural Alternatives International, Inc., a Delaware corporation (“NAI”), with its principal offices at 1185 Linda Vista Drive, San Marcos, California 92069, and the Chopra Enterprises, LLC, a California limited liability company (“Chopra Enterprises”), Deepak Chopra, M.D., an individual (“Deepak Chopra”) and David Simon, M.D., an individual (“Simon”). Chopra Enterprises, Deepak Chopra and Simon are sometimes referred to collectively as “CCS.” The Parties to this Agreement are sometimes referred to collectively herein as the “Parties” or separately with NAI alone, and CCS collectively referred to as a “Party.”

RECITALS

A. The Parties agree to modify their ongoing business relationship as initially established by an Exclusive License Agreement and an Exclusive Manufacturing Agreement between the Parties both entered into effective February 5, 2003.

B. In order to reduce their modified agreements to writing, the Parties agree to amend and restate the February 5, 2003, Exclusive License Agreement as set forth herein, and to cause it to remain effective as of February 5, 2003. The Parties agree the Exclusive Manufacturing Agreement entered into between them effective February 5, 2003, shall remain in full force and effect.

C. Chopra Enterprises, Deepak Chopra and Simon have developed well-known international identities, reputations and goodwill in part through programs, products, and services for the integration of mind, body, spirit and environment in health care, education, business and personal development. Chopra Enterprises, Deepak Chopra and Simon each hold the exclusive right to utilize their respective name and/or likeness in connection with the sale, promotion and advertising of the Products (as hereafter defined).

D. The operations of Chopra Enterprises rely heavily on the training, knowledge, experience, personality, persona, image and likeness of Deepak Chopra and Simon.

E. Chopra Enterprises desires to expand its operations by offering Products through its existing medical center, programs, workshops, seminars, Web site, books, CDs and audiotapes.

F. NAI is in the business of designing, researching, formulating, developing, manufacturing, packaging, distributing and marketing nutritional products. NAI desires to design, develop, research, formulate, manufacture, and package a line of Products for Chopra Enterprises, Deepak Chopra and Simon.

G. CCS desires to utilize the expertise of NAI to design, research, formulate, develop, manufacture and package Products for CCS to market and distribute.

H. NAI desires to have the exclusive rights to market, distribute and otherwise promote and sell the line of Products manufactured by NAI for CCS through Exclusive Channels of Distribution (as hereinafter defined).

I. In connection with NAI’s separate marketing and distribution of Products for CCS, the Parties have executed an Exclusive Manufacturing Agreement of even date herewith, granting to NAI the right to manufacture Products for CCS using the names, likenesses, styles, persona, patents, trademarks, logos, domain names and copyrights developed and to be developed as part of the individual, corporate and public identities of Chopra Enterprises, Deepak Chopra and Simon.

J. To allow NAI the right to manufacture, market and distribute a line of Products, Chopra Enterprises, Deepak Chopra and Simon intend to grant NAI an exclusive license to certain proprietary rights, including but not limited to names, likenesses, styles, persona, patents, trademarks, logos, domain names and copyrights associated with and to become associated with Chopra Enterprises, Deepak Chopra and Simon for NAI’s use in connection with marketing and distributing the Products in the channels of distribution set forth in this Agreement.

AGREEMENT

Incorporating the above recitals herein and in consideration of the covenants and obligations contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

GRANT OF LICENSE

1.1 Grant of License. CCS grants NAI the exclusive rights to use in connection with distribution of the Products the names, likenesses, styles, persona, patents, trademarks, logos, domain names, copyrights and all other attributes, whether currently existing or to be developed in the future by Chopra Enterprises, Deepak Chopra and Simon (collectively, the “Proprietary Assets”). CCS grants NAI the rights to research, formulate, develop, manufacture, package and sell the Products in the following exclusive channels of distribution: Direct Response TV, Series TV, Direct Mail, Direct Response Radio and Direct Response Print (“Exclusive Channels of Distribution”). NAI’s rights in the Exclusive Channels of Distribution shall include without limitation printed catalogs, order forms, newsletters, brochures and other bounce back or continuity printed materials associated with the traditional repeat order process typically included when Product orders are fulfilled. CCS grants NAI the rights to the Proprietary Assets and Exclusive Channels of Distribution in the following exclusive territories: United States of America, Canada and Switzerland (“Exclusive Territory” or “Exclusive Territories”). During the term of this Agreement, except as otherwise permitted herein, CCS will not (i) grant to any person or entity other than NAI the right and/or license to produce, sell and distribute Products or competitive products in the Exclusive Territory or Exclusive Channels of Distribution or any right and/or license to use the Proprietary Assets in connection with the advertising, publicizing, promoting, sponsoring, endorsing, production, distribution or sale of the Products or competitive products in the Exclusive Territory or Exclusive Channels of Distribution; or (ii) itself or in association with any person or entity advertise, publicize, promote, sponsor, endorse, produce, distribute or sell Products or competitive products in the Exclusive Territory or Exclusive Channels of Distribution or use the Proprietary Assets in connection with the advertising, publicizing, promoting, sponsoring, endorsing production, distribution or sale of Products or competitive products in the Exclusive Territory or Exclusive Channels of Distribution.

1.1.1 Exception to Exclusivity in the Direct Response Radio Channel of Distribution. Notwithstanding the above, in connection with the marketing, selling and distribution of the Products in the Direct Response Radio channel of distribution, CCS shall be entitled to use the company known as HALO.TV for syndicated broadcast radio programs, HALO.TV webcasting workshops, seminars and other programs, and HALO.TV short form “Morning Minute” programs broadcasted via traditional and digital medium on a subscription or sponsorship basis (collectively “HALO.TV DRR Programming”).

1.1.2 Grant of Nonexclusive Rights to the Internet or World Wide Web. CCS grants NAI the nonexclusive right to use the Internet or World Wide Web as an additional channel of distribution in all Exclusive Territories. CCS is entitled to market and sell all Products through HALO.TV via CCS’ associated Web site www.halo.tv or through CCS’ independently operated Web site www.chopra.com. (collectively, “CCS Web Sites”). CCS may enter into content, linking or similar agreements with third parties permitting third parties to link to the CCS Web Sites and sell Products on those third party Web sites. CCS warrants to comply with Section 1.3.2 of this Agreement and to cooperate in good faith to permit CCS and NAI to jointly review all third party Web sites for compliance with the terms of this Agreement. For purposes of this Agreement, “Internet” or “World Wide Web” or “Web” shall mean a system for accessing and viewing text, graphics, sound and other media via the collection of computer networks known as the Internet.

1.1.3 Specific Exclusions From Rights Granted to NAI. Notwithstanding the foregoing, CCS is entitled to use the Proprietary Assets in connection with marketing, selling and distribution of the Products in the following channels of distribution (listed by way of example only and without limitation): Chopra Center retail stores; KSL Property retail stores; Hampshire Resorts retail stores; hotel, spa, hospital, medical center, health center, fitness, bookstore, and gift retail outlets; Resort Condominiums International retail sales; Infinite Possibilities Knowledge instructors and distributors; and sales by Creating Wellness Centers licensed franchisees and operators. In addition, CCS shall be entitled to send out direct mailings and solicitations to past, current and prospective customers, patients and contacts of the Chopra Center.

1.2 Exclusive Territory or Exclusive Territories. Exclusive Territory or Exclusive Territories shall have the meanings defined above in this Article.

1.2.1 First Right to Additional Territories. At any time during the term of this Agreement and to the extent not prohibited by applicable law or any applicable agreement to the contrary, CCS grants to NAI a first right to develop additional exclusive territories to market and sell Products in NAI’s Exclusive Channels of Distribution and nonexclusive channels of distribution on terms mutually acceptable to the Parties.

1.3 Products. “Product” or “Products” means all nutritional foods, nutritional and dietary supplements and related materials or products of any description, including but not limited to capsules, tablets, powders, liquids, bars, creams, lotions, gels and other forms and packaged in any and all manners using the names, likenesses, styles, persona, patents, trademarks, logos, domain names, copyrights and all other attributes, whether currently existing or to be developed in the future as part of the individual, corporate and public identities of Chopra Enterprises, Deepak Chopra and Simon. The definition of Product(s) includes any modification, derivative, alteration, improvement, enhancement or successor thereof approved by the Parties. NAI shall have the right to have the labeling and all promotional materials for all Products include a representation that the Product has been manufactured by NAI.

1.3.1 First Right of Manufacture. It is the intent of NAI and CCS to develop numerous Products for marketing and sale under this Agreement. At any time during the term of this Agreement and to the extent not prohibited by applicable law or any applicable agreement to the contrary, CCS grants to NAI a first right to research, formulate, develop, manufacture, package and sell all new Products developed in the future by the Parties. All new Products shall include any modification, derivative, alteration, improvement, enhancement or successor of an existing Product.

1.3.2 Suggested Retail Pricing. Manufacturer’s suggested retail prices shall be set for all Products, including without limitation discount, promotion, rebate or other price breaks. The Parties agree to communicate manufacturer’s suggested retail prices to all third party retailers or resellers who shall have the choice to adhere to the manufacturer’s suggested retail prices or to not sell Products.

1.4 Duties of NAI. In connection with this License Agreement and the rights granted hereunder, NAI shall:

1.4.1 Take such actions as are commercially reasonable in an effort to design, develop, formulate, manufacture, promote, market, distribute and sell the maximum number of Products while maintaining the quality of the Products and NAI’s service to its customers. NAI agrees it and its agents shall make aggregate testing commitments of $500,000 investment in Advertising & Promotion, $125,000 investment in COGS, and $50,000 investment in R&D product formulation in support of initial product development and marketing. The aggregate testing commitments shall apply to the first eighteen months of this Agreement only and NAI agrees to satisfy these commitments by December 31, 2004. Notwithstanding the above, NAI is not obligated to satisfy the aggregate testing expenditure commitments set forth in this Section if it achieves Minimum Annual Net Sales of $1,500,000 by December 31, 2004.

1.4.2 Meet, confer and cooperate with CCS in connection with development of any packaging and promotional materials utilizing the Proprietary Assets.

1.4.3 Cooperate with CCS with respect to its preparation of material for inclusion in or use in connection with the existing medical center, programs, workshops, seminars, Web site, books, CDs and audiotapes of CCS.

1.4.4 Maintain a regular schedule of contact with CCS to discuss ideas, priorities, action steps and issues.

1.4.5 Cooperate with the other parties in the current and future development of the Products and use reasonable best efforts to commence production and distribution of the initial Products as soon as reasonably practical following the date of this Agreement.

1.4.6 Submit promotional copy, artwork and layout to CCS for review, comment, and editing in accordance with the provisions of Section 1.5.3. below, so that promotional materials reflect the public image of Chopra Enterprises, Deepak Chopra and Simon and their activities associated with maintaining and restoring health.

1.4.7 Not knowingly permit, do or commit any act or thing that would degrade, tarnish or deprecate or disparage itself, the Products or Chopra Enterprises, Deepak Chopra or Simon or the public image of Chopra Enterprises, Deepak Chopra or Simon, in society or standing in the community and that it will terminate such activities promptly upon notice.

1.5 Duties of CCS. In connection with this License Agreement and the rights granted hereunder, Chopra Enterprises, Deepak Chopra and Simon shall:

1.5.1 Devote such time, effort, attention and energies as commercially reasonable to create print, videotape and audiotape materials connected to the development of custom produced Direct Response TV, Series TV, Direct Mail, Direct Response Radio and Direct Response Print programs and be responsible for participating in ongoing advertising and marketing efforts relating to the Products, provided, however, such efforts do not include infomercials .

1.5.1.1 Use reasonable best efforts to promote and develop the Proprietary Assets and educate the general public about the benefits of using the Products through active writing, speaking and teaching about such benefits. In connection with such educational and promotional efforts, Deepak Chopra and Simon shall maintain their medical licenses and use reasonable best efforts to maintain or expand the scope of distribution and public awareness of the existing medical center, programs, workshops, seminars, Web site, books, CDs and audiotapes of CCS.

1.5.2 Regularly meet, confer and cooperate with NAI in connection with the development of Products and new Products.

1.5.3 Review and edit, prior to the expiration of ten (10) business days following receipt of such materials, all promotional copy, artwork and layout so that promotional materials reflect the public image of Chopra Enterprises, Deepak Chopra and Simon and their activities associated with maintaining and restoring health. Any failure to approve or disapprove of such materials within the time period provided shall constitute approval.

1.5.4 Maintain a regular schedule of contact with NAI to discuss ideas, priorities, action steps and issues.

1.5.5 Make available to NAI a monthly business schedule and public and media appearance schedules for Deepak Chopra’s and Simon’s educational activities associated with maintaining and restoring health.

1.5.6 Not knowingly permit, do or commit any act or thing that would degrade, tarnish, deprecate or disparage Chopra Enterprises, Deepak Chopra and Simon, the Products or NAI or the public image of NAI in society or standing in the community and that Chopra Enterprises, Deepak Chopra and Simon will terminate such activities promptly upon notice.

1.5.7 To protect brand image, use reasonable best efforts to ensure attributes of strong customer service are followed at all times by its affiliates and agents in marketing, pricing, order fulfillment and distribution of all Products in any channel of distribution.

1.5.8 Refrain, unless otherwise in accordance with the terms of this Agreement, from promoting, marketing or selling any competing products such as nutritional foods, nutritional and dietary supplements and related materials or products of any description, including but not limited to capsules, tablets, powders, liquids, bars and other forms and packaged in any and all manners manufactured or distributed by anyone.

1.5.9 Cooperate to make Deepak Chopra and Simon available to NAI for three full (3) business days each calendar year for exclusive business meetings or product development meetings with NAI. Deepak Chopra and Simon shall mutually develop and approve a per diem expense budget of One Hundred Fifty Dollars ($150) per day plus reimbursement to Deepak Chopra and Simon each for travel related expenses and other approved costs incurred exclusively on behalf of NAI. Travel related expenses eligible for reimbursement include without limitation first class airfare, car and driver and hotel accommodations. NAI shall approve and reimburse Deepak Chopra and Simon for travel related expenses incurred in connection with their promotion of the Products on a non-exclusive basis in amounts mutually agreed upon by the Parties.

ARTICLE II

ROYALTIES

2.1 Royalties. NAI shall pay Chopra Enterprises a royalty on the annual Net Sales revenue from the Products. “Net Sales” shall be computed as the gross invoice amount billed by NAI to purchasers of the Products, less customer shipping and handling charges, credit card charge fees and returns actually credited. The amount of such royalty shall be the amount set forth in Section 2.1.2 below:

2.1.1 Minimum Annual Net Sales. During the periods of the term of this Agreement set forth below, NAI shall produce the following “Minimum Annual Net Sales.”

July 1, 2003 through December 31, 2004	$1,500,000
January 1, 2005 through December 31, 2005	$3,000,000
January 1, 2006 through December 31, 2006	$6,000,000
January 1, 2007 through December 31, 2007	$12,000,000

January 1, 2008 through December 31, 2008	$14,400,000
January 1, 2009 through December 31, 2009	$17,280,000
January 1, 2010 through December 31, 2010	$20,736,000
January 1, 2011 through December 31, 2011	$22,809,600
January 1, 2012 through December 31, 2012	$25,090,560
January 1, 2013 through December 31, 2013	$27,599,616

In the event the Minimum Annual Net Sales are not achieved, NAI shall have the option to retain all rights under this Agreement by paying to Chopra Enterprises the difference between the royalties actually paid to Chopra Enterprises pursuant to Section 2.1.2 for Net Sales achieved during the respective year, and the royalties that would have been due if the Minimum Annual Net Sales requirement had been achieved. If the Minimum Annual Net Sales requirement is not achieved and NAI does not pay to Chopra Enterprises such difference, Chopra Enterprises shall have the right in its sole discretion to: (i) waive the non-compliance; or (ii) notify NAI this License Agreement has been automatically converted to a non-exclusive license on otherwise all the same terms and conditions; or (iii) terminate this License Agreement at which time all rights previously licensed shall revert to Chopra Enterprises, Deepak Chopra and Simon. In addition, if the Minimum Annual Net Sales requirement is not achieved and NAI does not pay to Chopra Enterprises such difference, and Chopra Enterprises elects to terminate this License Agreement, Chopra Enterprises shall have the right in its sole discretion to elect to terminate the Exclusive Manufacturing Agreement entered into of even date herewith. No waiver of this requirement by CCS (if any) shall act as a future waiver.

2.1.2 Annual Net Sale Royalty. During the entire term of this Agreement, the royalty due for the period shall be in the amount set forth in this Section 2.1.2.

10% of annual Net Sales not exceeding $25,000,000;

11% of annual Net Sales in excess of $25,000,000 but not exceeding $30,000,000;

12% of annual Net Sales in excess of $30,000,000 but not exceeding $35,000,000;

13% of annual Net Sales in excess of $35,000,000 but not exceeding $40,000,000;

14% of annual Net Sales in excess of $40,000,000 but not exceeding $45,000,000;

15% of annual Net Sales in excess of $45,000,000.

2.1.3 Royalty Payments. Royalty payments shall be made quarterly on or before the 30th day of the month succeeding the close of each calendar quarter except that in calendar year 2004 only, minimum royalty payments shall be made on the first day of each calendar quarter in accordance with the following payment schedule:

Q1 2004 - $30,000 royalty due January 1, 2004

Q2 2004 - $35,000 royalty due April 1, 2004

Q3 2004 - $40,000 royalty due July 1, 2004

Q4 2004 - $45,000 royalty due October 1, 2004

2.1.3.1 Each royalty payment shall be supplemented by a report setting forth the information described in Section 2.2. All payments shall be made in United States currency and be drawn on a United States bank. The amount of the royalty payment due for each of the first three (3) quarters of each annual period described in Section 2.1.1, shall be calculated according to Section 2.1.2. Other than for calendar year 2004, as set forth above, the amount of the royalty payment due for the fourth quarter of each annual period described in Section 2.1.1, shall be the greater of: (i) the amount calculated for the quarter pursuant to Section 2.1.2; or (ii) the minimum amount due for the annual period as set forth in Section 2.1.1 less the amount of all royalties already paid for the same annual period.

2.1.3.2 Notwithstanding the above, with respect to each minimum quarterly royalty payment due in 2004, as set forth in Section 2.1.3 above, if the actual royalty due on Net Sales of Products in each quarter of 2004 is greater than the minimum quarterly royalty payment, then NAI shall: (i) pay the difference between the greater Net Sales royalty due and the minimum quarterly royalty payment; (ii) receive credit for the difference paid, and (iii) apply that credit to reduce the next minimum quarterly royalty payment due.

2.1.4 Minimum Guaranteed Royalty for Period Ending December 31, 2004. For the period ending December 31, 2004, NAI shall pay a minimum royalty totaling $150,000 to CCS, or the difference between the royalties actually paid to Chopra Enterprises pursuant to Section 2.1.2 for Net Sales achieved during the initial year ending December 31, 2004, and $150,000, if any. The minimum guaranteed royalty shall apply only to the period ending December 31, 2004, and shall apply in the event NAI elects to terminate this Agreement effective on or before December 31, 2004. Notwithstanding the preceding, NAI is not obligated to pay the minimum guaranteed royalty set forth in this Section if it satisfies the aggregate testing expenditure commitments set forth in Section 1.4.1 prior to December 31, 2004. Notwithstanding the preceding, in the event NAI satisfies the aggregate testing expenditure commitments set forth in Section 1.4.1 prior to December 31, 2004, and NAI elects to terminate this Agreement on or before December 31, 2004, then CCS shall reimburse NAI for the difference between royalties actually paid to Chopra Enterprises pursuant to Section 2.1.3 and royalties payable to Chopra Enterprises pursuant to Section 2.1.2 for Net Sales achieved during the initial year ending on the termination date.

2.1.5 Net Sales Not Subject to Royalty. NAI is not required to pay a royalty for any Product purchased by or fulfilled for CCS or its agents or selling partners pursuant to this Agreement.

2.2 Reports. NAI shall deliver a report to CCS within thirty (30) days after the end of each calendar quarter which shall consist of an accurate statement of Net Sales of Products along with any royalty payments or sublicensing revenues due to CCS. Such reports shall be provided to CCS regardless of whether any Products were sold during the period covered by the report. The acceptance by CCS of any of the statements furnished or royalties paid shall not preclude CCS questioning the correctness at any time of any payments or statements. In connection therewith, CCS shall be entitled to examine or audit at its own expense the documents underlying the statements described in this Section not more often than annually. In the event such audit reveals an understatement of royalties due hereunder in an amount equal to or exceeding 5% of the actual royalties due over the period of such audit, NAI shall bear the cost of audit. Any such underpayment shall be immediately due and payable, with interest accrued from the date the payment was originally due at the lesser of 1.5% per month or the maximum rate permitted by law.

ARTICLE III

TERM OF AGREEMENT

3.1 Effective Date. The term “Effective Date” shall mean, and this Agreement is effective as, of the date first written above.

3.2 Term and Termination.

3.2.1 Initial Term. This Agreement shall remain in effect for a period of ten (10) years from the date hereof unless earlier terminated in accordance herewith. Upon expiration of the initial term, the term of this Agreement shall be automatically extended for successive one (1) year periods unless terminated by either Party by written notice delivered at least 120 days prior to expiration of any such period.

3.2.2 Right to Terminate by NAI. NAI may terminate this Agreement at any time upon giving CCS ninety (90) days notice, provided, however, if NAI terminates this Agreement on or before December 31, 2004, NAI shall make the minimum royalty due, if any, pursuant to Section 2.1.4.

3.3 Right to Terminate by CCS. CCS shall have the right to terminate this Agreement if:

3.3.1 After notice from CCS, NAI materially fails to comply with any covenant in this Agreement and such failure continues for more than thirty (30) days following receipt of written notice unless such failure cannot reasonably be cured within 30 days then only if NAI fails to commence such cure within thirty (30) days and diligently thereafter prosecutes such cure to completion within 90 days or other commercially reasonable time period.

3.3.2 NAI assigns its rights to a party who is at the time of transfer involved as an adverse party in material and adverse litigation against CCS.

3.3.3 NAI fails to make the royalty payments as required by Article II within thirty (30) days following receipt of written notice from CCS of the late payment.

3.4 Termination on Specific Events. Either Party may terminate this Agreement immediately only if:

3.4.1 The other Party suspends or discontinues its business operations, makes any assignment for the benefit of its creditors, commences voluntary proceedings for liquidation in bankruptcy, admits in writing its inability to pay its debts generally as they become due or consents to the appointment of a receiver, trustee or liquidator of the other Party or of all or any material part of its property, or if there is an execution of a material portion of its assets.

3.4.2 The other Party shall commence any case, proceeding or other action under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts.

3.4.3 (A) There shall be commenced against the other Party any case, proceeding or other action of a nature referred to in Section 3.4.2 above which results in the entry of an order for relief or any such adjudication or appointment or remains undismissed, undischarged, unstayed or unbonded for period of ninety (90) days; or (B) there shall be commenced against the other Party any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets, which results in the entry of an order for any such relief which shall not have been vacated, discharged or stayed or bonded pending appeal within ninety (90) days from the entry thereof; or (C) the other Party shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (A) or (B) above.

3.4.4 A Party acts in a manner deemed by the other Party to be in breach of either Section 1.4.7 or Section 1.5.6 of this Agreement whereupon the other Party shall have the right to give written notice of termination of this Agreement, providing complete information regarding the claimed breach and providing a period of ten (10) calendar days in which to either completely correct the conduct deemed in violation of either Section 1.4.7 or Section 1.5.6 to the reasonable satisfaction of the Party giving notice, or prove to the reasonable satisfaction of the Party giving notice that no violation occurred.

3.5 Duties on Termination. Upon termination of this Agreement, copies of all records related to CCS shall be kept by NAI for a minimum of three (3) years following production. In addition, NAI shall take all acts reasonably necessary to maintain the Proprietary Assets and deliver to CCS all materials strictly related thereto. The Parties shall cooperate and utilize their reasonable best efforts to prepare such final reconciliations of accounts and amounts to be provided as between them in connection with such termination.

3.6 Reversion of Rights. Upon the expiration of the term of this Agreement or earlier termination of this Agreement for any of the reasons set forth herein, all rights, licenses, and privileges granted to NAI hereunder shall automatically cease and revert to CCS, and NAI shall execute any and all documents evidencing such automatic reversion.

ARTICLE IV

MAINTENANCE OF INTELLECTUAL PROPERTY

4.1 Protection of Proprietary Assets. CCS shall seek in its own name or the name of any individual or entity bound by the terms of this Agreement and at its own expense, all appropriate patent, trademark, copyright or other available means of intellectual property protection for the Proprietary Assets. In the event CCS does not seek any appropriate patent, trademarks, copyright or other available means of intellectual property protection within thirty

(30) days following a written request by NAI, NAI may seek such protection on behalf of CCS and itself and credit the cost of such action against royalties due or becoming due under the terms of Article II.

4.2 Protection of Proprietary Components. NAI may seek in its own name and at its own expense, and if obtained, shall maintain appropriate patent, trademark, copyright or registration protection and ownership for any element or component proprietary to NAI that is included in the Products or any part thereof.

4.3 Ownership of Formulas, Specifications and Technical Information. All Formulas, Specifications and Technical Information, as defined in the Exclusive Manufacturing Agreement of even date herewith, developed by either Party for all Products shall remain the property of that Party during and following the term of this Agreement.

4.4 Enforcement of Intellectual Property Rights.

4.4.1 In the event any Party becomes aware of any claim or unauthorized use, or infringement on the Proprietary Assets or Products during the term of this Agreement, that Party shall immediately notify all of the other Parties of such violation and shall consult with and cooperate in any way requested by any Party with respect to the enforcement of all intellectual property rights.

4.4.2 CCS shall, at its own cost and expense, take all action necessary to enforce its rights and cause any violation with respect to Proprietary Assets to cease and be remedied. In the event CCS fails to take all action necessary to remedy any such violation, NAI, upon ten (10) business days prior written notice, may take such action and may offset one half the costs incurred in connection with such actions against any amounts coming due to CCS under the terms of Article II. CCS shall approve or disapprove such action within ten (10) business days following receipt of notice as provided above and approval may not be unreasonably withheld. In connection with such action, the Parties shall execute all papers necessary or appropriate in the discretion of the Party taking such action in response to a violation or infringement of the Proprietary Assets, and shall testify in any legal action whenever requested to do so by the prosecuting Party.

4.5 Assistance in Protection. In addition to their respective undertakings set forth in the preceding Sections, the Parties agree to render to each other all assistance reasonably requested of them in connection with the protection of the Proprietary Assets and to make promptly available to one another information they possess or to which they have access that may be of use to the other in such protection.

4.6 Notice of Infringement. In the event any Party becomes aware of any claim or unauthorized use with respect to the Proprietary Assets, it will notify the other Parties of such claim or unauthorized use immediately but in no event more than two (2) business days following the date on which it became aware of the claim or unauthorized use.

4.7 Preservation of Proprietary Assets. Chopra Enterprises, Deepak Chopra and Simon undertake and agree to maintain the existing image and public persona of themselves, and will use reasonable best efforts to further develop, improve and otherwise enhance the image and public persona of themselves. In no event will Chopra Enterprises, Deepak Chopra and Simon take any action inconsistent with the public image of Chopra Enterprises, Deepak Chopra and Simon or denigrate any of the Products or the Proprietary Assets or in any way reflect negatively on the Products or the Proprietary Assets.

4.8 Regulatory Action. If the Food and Drug Administration or any other federal, state or local government agency gives notice of or makes an inspection at any Party’s premises, seizes any Product or requests a recall, the other Parties shall be notified immediately but in no event later than the next business day. Duplicates of any samples of Product taken by such agency shall be sent to the other Parties promptly. In the event of any action described in this Section, the Parties shall cooperate in determining the response, if any, to be made to such action and each Party agrees NAI shall be the Parties’ representative in responding to such action, and each agrees to cooperate with and assist NAI in attempting to resolve any such action and to refrain from any activity with respect to such action which is not previously approved by NAI, except such activities as may be required by law.

4.9 NAI Customer List. NAI may maintain a list of its customers purchasing from NAI. This information is NAI’s exclusive property.

4.10 Fulfillment and Call Center Vendors. The Parties understand and approve of NAI’s use of third party fulfillment and call center vendors to assist in its distribution of the Products, and acknowledge and approve of such arrangements. NAI agrees any third party fulfillment and call center vendor must be capable of providing telephone customer service that appropriately reflects the public image of Chopra Enterprises, Deepak Chopra and Simon.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of Chopra Enterprises, Deepak Chopra and Simon. Chopra Enterprises, Deepak Chopra and Simon own and/or control the exclusive rights to the Proprietary Assets, and have the authority to grant this license to use the Proprietary Assets in the manner and form provided in this Agreement. Neither Chopra Enterprises, Deepak Chopra nor Simon have received notice of any claim with respect to any of the Proprietary Assets which is inconsistent with exclusive ownership of the Proprietary Assets, nor have any of them received any notice of any unauthorized use thereof. The Proprietary Assets do not infringe upon or violate any rights of any third party. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereunder will violate or constitute a default under any agreement or instrument to which Chopra Enterprises, Deepak Chopra or Simon is a Party or by which any of them is bound.

5.1.1 Competitive Protection. Effective as of the date of this Agreement and continuing throughout the term, Chopra Enterprises, Deepak Chopra and Simon each agree to not render services in the form of advertising, publicizing, promoting, sponsoring or endorsing any items, products or services that compete in the marketplace with any Products or services contemplated by this Agreement. Additionally, Chopra Enterprises, Deepak Chopra or Simon will neither permit nor authorize the use of any Proprietary Assets, including without limitation, the name and/or likeness (photograph and/or drawing), voice, signature and/or endorsement of any of them by any Direct Competitor or by any third party whose items, products or services compete in the marketplace with any Products or services contemplated by this Agreement except as may be used for the non-profit, non-commercial activities of Chopra Enterprises, provided such activities are not related in any way to the promotion of items, products or services of any Direct Competitor or any third party whose items, products or services compete in the marketplace with any Products or services contemplated by this Agreement. For purposes of this Agreement, “Direct Competitor” shall refer to any business entity that develops items and/or sells products or provides services relating to the design, development, research, formulation, manufacture and packaging of nutritional products or other Products contemplated by this Agreement.

5.1.2 Without limiting the generality of the foregoing, Chopra Enterprises, Deepak Chopra and Simon shall not directly or indirectly participate in the development, production or promotion by any Direct Competitor or any third party of any items, products or services that compete in the marketplace with any Products or services contemplated by this Agreement.

5.2 Representations and Warranties of NAI. NAI has the authority to enter into this Agreement. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereunder will violate or constitute a default under any agreement or instrument to which NAI is a party or by which it is bound. NAI shall be the sole owner of all preexisting Product formulations, packaging, designs and other intellectual property associated with the Products or any element or component proprietary to NAI that is included in the Products or any part thereof and none of the actions contemplated by this Agreement will violate or constitute a default under any agreement or instrument to which NAI is a party or by which it is bound.

ARTICLE VI

CONFIDENTIALITY

6.1 Duty to Protect Confidential Information. Any confidential information disclosed or conveyed by either Party to the other in connection with its business by written communication and marked as confidential, or by oral communication and confirmed in writing within thirty (30) working days of oral disclosure, shall be treated by the receiving Party as secret and confidential and shall be held in trust for the disclosing Party. The receiving Party shall treat such information and take such steps to assure its continued confidentiality in like manner as it would use to protect its own trade secrets or confidential information and will not, except as required by law, disclose any such confidential information received from the other Party to any third Party who is not bound under a confidentiality and non-disclosure agreement.

6.2 Means of Protecting Confidential Information. NAI and CCS agree to take reasonable steps to ensure the proprietary and confidential nature of the other’s confidential information and the Proprietary Assets and Product(s) in which confidential information is embodied or included and to protect the same from loss or theft and agree to clearly mark such confidential information and properly indicate its proprietary nature.

6.3 Terms of Agreement. Except as otherwise required by law including, but not limited to, NAI’s disclosure obligations in connection with the U.S. Securities Act of 1934, the Parties agree that the terms of this Agreement are proprietary and confidential, as is the existence of this Agreement. Each Party agrees to maintain the existence of this Agreement and the terms and information contained herein strictly confidential and will not disclose any such information to any person who is not a Party hereto without the prior written consent of all Parties, which consent may be granted or withheld in the absolute discretion of each Party.

6.4 CCS Use of NAI Confidential Information. The Parties acknowledge CCS is interested, for the purpose of enlisting participants in CCS activities, in utilizing confidential information developed by NAI in connection with NAI’s distribution of Products. The Parties agree that upon the request of CCS they will meet, confer and negotiate in good faith the terms under which CCS may use such information to enlist additional CCS participants while providing adequate protections for the reasonable confidentiality and privacy interests of NAI and its customers in connection therewith.

6.5 Provisions Divisible. It is agreed by all Parties that the foregoing covenants are appropriate and reasonable in light of the nature and extent of the business conducted by the Parties and their respective relationships. It is further agreed that the covenants set forth herein are divisible in the event they are held to be invalid, unreasonable, arbitrary or against public policy. Further, it is agreed by the Parties that if any court of competent jurisdiction or authorized arbitrator makes such a determination, they may determine what time period and geographical area are reasonably necessary to protect the Parties’ legitimate business interests and which are enforceable.

6.6 Irreparable Injury. Each Party acknowledges that damages at law will be an insufficient remedy for violation of the terms of this Article and that the other Party would suffer irreparable injury as a result of such violation. Accordingly, it is agreed upon application to a court of competent jurisdiction, the Parties may obtain injunctive relief to enforce the provisions of this Article of this Agreement, which injunctive relief shall be in addition to any other rights or remedies available to it or them.

6.7 Extended Term of Confidentiality. It is recognized by all Parties that due to their respective positions of confidence giving rise to access to confidential, proprietary information during the term of this Agreement, that the provisions of this Article VI apply during the term of this Agreement and for a period of three (3) years thereafter.

ARTICLE VII

CLAIMS AND INDEMNIFICATION

7.1 Indemnification by NAI Against Third-Party Claims. Except as otherwise set forth above in Article VI, NAI shall indemnify, defend, and hold harmless CCS, its subsidiaries,

affiliated and/or controlled companies and all sublicensees, as well as their respective officers, directors, agents, and employees, from and against any and all damage, loss, expense (including reasonable attorneys’ fees and costs), award, settlement, or other obligation arising out of any claims, demands, actions, suits, or prosecutions that may be made or instituted against them or any of them, (a) arising from any alleged breach of NAI’s warranties contained herein, and (b) any claims arising out of NAI’s marketing, distribution, promotion, sale, or use of Products or Proprietary Assets, including any claims arising out of Section 1.3.2.

7.2 Indemnification by CCS Against Third-Party Claims. Except as otherwise set forth above in Article VI, Chopra Enterprises, Deepak Chopra or Simon shall, jointly and severally, indemnify, defend, and hold harmless NAI, its subsidiaries, affiliated and/or controlled companies and all sublicensees, as well as their respective officers, directors, agents, and employees, from and against any and all damage, loss, expense (including reasonable attorneys’ fees and costs), award, settlement, or other obligation arising out of any claims, demands, actions, suits, or prosecutions that may be made or instituted against them or any of them, (a) arising from any alleged breach of CCS’ warranties contained herein, (b) arising from any injury or death from any defect in the Proprietary Assets specifically excluding any claim relating to the Products manufactured by NAI exclusive of the Proprietary Assets; and (c) any claims arising out of the content or manner of CCS’ marketing, distribution, promotion, sale, or recommended use of Products or Proprietary Assets.

7.3 Insurance. NAI shall carry with companies reasonably satisfactory to CCS: (i) Workers’ Compensation and Employees’ Liability Insurance; (ii) Standard Form Fire and Extended Coverage Insurance for the full replacement value of any of the Products or any premiums or packaging materials; and (iii) Public Liability Insurance including Contractual Liability and Products Liability Coverage with a combined single limit of not less than Five Million Dollars ($5,000,000). NAI shall submit policies and/or certificates of insurance evidencing the above coverage upon CCS’ written request. NAI shall name CCS as additional insureds under such policies. Product Liability Insurance shall be maintained in effect by NAI for a period of one (1) year from the date of the last delivery of any Product by NAI to CCS. In case of NAI’s failure to carry said policies and/or furnish certificates of insurance or upon cancellation of any required insurance, CCS may, at its option, immediately terminate this Agreement unless NAI has obtained substitute insurance coverage before such insurance becomes canceled and provides CCS with satisfactory evidence thereof.

7.4 No Consequential Damages. EXCEPT FOR THE CIRCUMSTANCES SET FORTH IN SECTION 1.4.7, UNDER NO CIRCUMSTANCES SHALL NAI OR ANY AFFILIATE OF NAI HAVE ANY LIABILITY WHATSOEVER FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES, such as, but not limited to, loss of profit or revenue; loss of use of the Products; cost of capital; or claims resulting from contracts between CCS, their customers and/or suppliers. Unless expressly provided for herein, in no event shall NAI or any affiliate of NAI assume responsibility or liability for (i) penalties, penalty, clauses or liquidated damages clauses of any description, or (ii) indemnification of CCS or others for costs, damages or expenses arising out of or related to the Products or part thereof.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

8.1 Sublicense. NAI may sublicense the rights granted pursuant to this Agreement, provided NAI obtains CCS’ prior written consent to such sublicense. CCS’ consent to any sublicense shall not be unreasonably withheld and in any such sublicense agreement, provision shall be made so that CCS receives such revenue or royalty payment as provided for herein. Any sublicense granted in violation of this provision shall be void.

8.2 Entire Agreement; Amendment. This Agreement contains the entire understanding between the Parties with respect to the subject matter hereof and supersedes all prior or contemporaneous written or oral negotiations and agreements between them regarding the subject matter hereof. Only a writing signed by all Parties or by duly authorized corporate officers of a Party and clearly designated as an amendment to this Agreement by an appropriate heading may amend this Agreement.

8.3 Severability. If any provision or portion thereof of this Agreement is determined to be invalid or unenforceable, the provision or portion shall be deemed to be severable from the remainder of this Agreement and shall not cause the invalidity or unenforceability of the remainder of this Agreement.

8.4 No Implied Waivers. The failure of either Party at any time to require performance by the other Party of any provision hereof shall not affect in any way the right to require such performance at any later time, nor shall the waiver by either Party of a breach of any provision hereof be taken or held to be a waiver of such provision.

8.5 Attorneys Fees. If any arbitration or legal proceeding is brought for the enforcement of this Agreement, or because of an alleged breach, default or misrepresentation in connection with any provision of this Agreement or other dispute concerning this Agreement, the successful or prevailing Party shall be entitled to recover reasonable attorneys fees incurred in connection with such arbitration or legal proceeding. The term “Prevailing Party” shall mean the Party that is entitled to recover its costs in the proceeding under applicable law, or the Party designated as such by the court or the arbitrators.

8.6 Arbitration. Any dispute, controversy or claim arising from, out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, except allegations of violations of Federal or State securities laws, will upon the request of any Party involved be submitted to any private arbitration service utilizing former judges as mediators and approved by the Parties. The dispute once submitted shall be settled by binding arbitration conducted in San Diego, California (or at any other place or under any other form of arbitration mutually acceptable to Parties involved). The single arbitrator shall follow and apply the federal rules of evidence and the applicable local federal rules of governing discovery in the arbitration. Any award rendered shall be final, binding and conclusive upon the Parties and shall be non-appealable, and a judgment thereon may be entered in the highest State or Federal court of the forum, having jurisdiction. The expenses of the arbitration shall be borne equally by the Parties to the arbitration, provided that each Party shall pay for and bear the cost of its own experts, evidence and attorneys’ fees, except that in the discretion of the arbitrator, any award may include the costs, fees and expenses of a Party’s attorneys.

8.7 Governing Law. This Agreement shall be construed and interpreted under the laws of the State of California. All disputes or controversies or questions arising under or relating to this Agreement between the Parties hereto in relation to this Agreement shall be construed and resolved under the laws of the State of California. Each Party acknowledges and waives any objection to venue for such disputes in state or federal courts sitting in San Diego, California. Any judgments upon the award entered by the arbitrator may be entered in the State or Federal Courts situated in the State of California.

8.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.9 Captions. The captions of the sections and subsections of this Agreement are included for reference purposes only and are not intended to be a part of the Agreement or in any way to define, limited or describe the scope or intent of the particular provision to which they refer.

8.10 Relationship of the Parties. The terms and provisions of this agreement are intended to be a license agreement and it shall not in any respect be construed to constitute NAI or CCS as the agent, employee, partner or joint venturer of the other. All persons employed by any Party in connection with the manufacture, distribution, marketing, promotion and sale of the Products shall be the employees or agents of that Party and under no circumstances shall a Party’s employees or agents be deemed to be employees or agents of any other Party. Each Party will bear the cost of its distribution, marketing, promotion and sale of Products through its own channels. In the event any Parties utilize common vendors or contractors, each Party utilizing such common vendor or contractor will maintain such relationship and any obligations, agreements and accounts with such common vendor or contractor separate and distinct from any other Party’s.

8.11 Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given upon (a) delivery by hand (with written confirmation of receipt), (b) one day after confirmation of receipt if sent by facsimile, (c) one day after deposit with a nationally recognized overnight delivery service (receipt requested), or (d) five days after deposit in the United States mail by certified delivery, return receipt requested. Notices shall be sent in each case to the appropriate addresses indicated for each Party below, or to such other addresses as a Party may designate in writing by notice to the other Party:

If to NAI:	with a copy to:

Natural Alternatives International, Inc. 1185 Linda Vista Drive San Marcos, California 92069 Attn: President or Chief Operating Officer Telephone: (760) 736-7742 Facsimile: (760) 591-9637	Fisher Thurber LLP 4225 Executive Square, Suite 1600 La Jolla, California 92037 Attention: David A. Fisher Telephone: (858) 535-9400 Facsimile: (858) 535-1616

If to Chopra Enterprises, Deepak Chopra or Simon:	with a copy to:

c/o Chopra Center for Well Being, La Costa Resort and Spa 2100 Costa Del Mar Road La Costa CA 92009 Telephone: (760) 931-7564 Facsimile: (760) 931-7572	Howard Simon, Esq. 1959 Thayer Avenue Los Angeles CA 90025 Telephone: (310) 474-6022 Facsimile: (310) 474-2428

8.11.1 Designated Contact. If a specific contact person is designated in a provision, notice concerning the subject matter of such provision shall be directed to such person. The address, facsimile number or the name of any Party or contact person or other number may be changed by sending notice in the manner set forth above.

8.12 Key Man Insurance. NAI shall have the right, but no obligation to purchase policies of insurance on the lives of Deepak Chopra and Simon and on either not becoming disabled. NAI shall bear the costs of any such policies and it on its designee shall be the owner and beneficiary of such policies. Deepak Chopra and Simon agree to cooperate with NAI in connection with the purchase of such policies and shall take any reasonable action requested by NAI in order to facilitate the issuance of such policies.

8.13 Incapacity or Death of Deepak Chopra or David Simon. Except as otherwise provided herein, the rights granted to NAI in this Agreement are intended to survive the incapacity or death of Deepak Chopra or Simon. Upon the occurrence of any such event, all actions with respect to Deepak Chopra hereunder shall be exercisable on behalf of Deepak Chopra by another person (the “Chopra Representative”) who, at the execution date of this agreement, is hereby designated by Deepak Chopra to be his daughter Mallika Chopra. Upon the occurrence of any such event, all actions with respect to David Simon hereunder shall be exercisable on behalf of David Simon by another person (the “Simon Representative”) who, at the execution date of this agreement, is hereby designated by David Simon to be his brother Howard Simon.

8.13.1 If prior to the death of Deepak Chopra or Simon, either is pronounced to be incapacitated (i.e., as being incapable of managing or conducting his own business affairs due to physical or mental infirmity) by his Representative, then said Representative shall thereafter and for so long as Deepak Chopra or Simon or both of them is incapacitated have full right to take any and all acts on behalf of Deepak Chopra or Simon under this Agreement. Any Representative appointed in accordance with this Section shall have full right to take any and all acts on behalf of Deepak Chopra or Simon under this Agreement and NAI may rely on such acts as the lawful and duly authorized acts of Deepak Chopra and Simon.

8.14 Successors, Assignment. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the Parties. NAI and Chopra Enterprises may assign their rights and obligations under this Agreement to their Affiliate. Any such assignment will not release or discharge them from any liability or obligation hereunder. The rights and obligations or Chopra Enterprises and NAI may only be assigned to other than Affiliate after first obtaining the other Party’s written consent, which consent may not be unreasonably withheld. The rights and obligations of Deepak Chopra and Simon are personal and may not be assigned hereunder without NAI’s written consent which may be given or withheld in NAI’s sole discretion. As used herein, Affiliate shall refer to any person or entity that is under direct or indirect control of the applicable Party. The term “control” includes without limitation, ownership of interest representing a majority of the total voting power in an entity or the ability to manage or direct such entity.

8.15 Further Assurances. The Parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

[signature page follows]

The Parties have executed this Exclusive License Agreement as of the day and year first above written.

NATURAL ALTERNATIVES INTERNATIONAL, INC. a Delaware corporation

By:	/s/ Randy Weaver
Randell Weaver, President

CHOPRA ENTERPRISES, LLC a California limited liability company

By:	/s/ Deepak Chopra
Deepak Chopra, Managing Member

DEEPAK CHOPRA, M.D.

By:	/s/ Deepak Chopra
Deepak Chopra, M.D.

DAVID SIMON, M.D.

By:	/s/ David Simon
David Simon, M.D.